Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 31, 2011

DATE, TIME AND VENUE:	On March 31, 2011 at 6:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

In accordance with the authority vested in it, the Board of Directors examined and approved in full the Internal Charters for the following Committees which shall report to it:

(i)	Personnel Committee (Attachment I);
(ii)	Risk and Capital Management Committee (Attachment II);
(iii)	Appointments and Corporate Governance Committee (Attachment III);
(iv)	Compensation Committee (Attachment IV); and
(v)	Strategy Committee (Attachment V).

It should be pointed out that the Audit Committee already has an Internal Charter, the latest version of which was approved at a meeting of this Board on August 2, 2010.

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all. São Paulo (SP), March 31, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PERSONNEL COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Internal Charter for the Personnel Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in relation to the compensation policy, approve and manage the implementation of the Stock Option Plan and establish the principal guidelines for attracting and retaining talents, the Committee being responsible for the following assignments:

I.	With respect to the guidelines for granting stock options:

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a.	approve the grant of the Company’s stock options, the Committee being responsible for the institutional decisions within the scope of the plans for stock option grants sponsored by the Company.

II.	With respect to the guidelines for attraction and retention of talents:

a.	propose guidelines for recruitment, appraisal and career development policies of the companies of the Itaú Unibanco Conglomerate, ensuring the development of successors for all the key positions;

b.
discuss, monitor and advise the Board on the career of key talents of the Itaú Unibanco Conglomerate (from 100 to 150 people), these talents not necessarily being selected as a function of  hierarchical level, thus analyzing the effectiveness of the established policies;

c.	monitor the performance of the key executives of the Itaú Unibanco Conglomerate, evaluating the results as compared with the established targets;

d.	monitor the result of the trainees program (recruitment effected during the year, progress of the trainees from previous years and overall analysis of the program);

e.	be informed of the system of appraisal used by the Board to appraise employees of the Itaú Unibanco Conglomerate, analyzing its adherence to the stipulated guidelines; and

f.	give support in the definition of mentoring guidelines.

III.	With respect to the guidelines for recruiting:

a.	advise on the skills and profile of talents necessary for the Itaú Unibanco Conglomerate to achieve its medium term aspirations in line with ethical and moral principles;

b.	review the profiles of the principal executives to be hired, recommending their engagement to the Chief Executive Officer and when the hiring is for the post of Officer, to the Board of Directors;

c.	recommend general recruiting policies;

d.	be informed on what companies in the same sector are seeking as a profile for their key executives;

e.	advise on the engagement of consultants and specialists to help in the process of hiring; and

f.	monitor the quantity of people per business units in relation to the set targets.

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IV.	Relative to the guidelines for skills training:

a.	discuss the culture, suitability of profile and the needs for training;

b.	be informed of the policy for courses and processes for upgrading skills used by the Board for training the organization’s talents; and

c.	give support in the definition of continued education programs.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

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5.1. The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

______________________________________________________

ATTACHMENT II

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

RISK AND CAPITAL MANAGEMENT COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Internal Charter for the Risk and Capital Management Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to comply with the resolutions of the National Monetary Council - CMN and reinforce the internal controls structure of the Company and of its controlled companies, the Committee being required to perform the following assignments:

I.	With respect to the risk management guidelines:

a.	review risk policies and to assist in the definition of the general philosophy for the Itaú Unibanco Conglomerate in relation to risk;

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b.	propose and discuss procedures and systems for risk measurement and management;

c.	recommend limits for risk and level of control (at a high level);

d.	be informed as to best practices in relation to exposure to significant financial risk;

e.	be informed by the Board as to key risk exposure themes;

f.	receive and analyze reports of the Board as to the monitoring, control and risk limits of the Company;

g.	monitor the performance of the Itaú Unibanco Conglomerate in relation to exposure to risk, including monitoring risk of large accounts; and

h.	discuss and review limits of exposure to credit, market and operational risks.

II.	With respect to the guidelines for management of the assets:

a.	discuss the fiduciary activities and policies and of asset management;

b.	review the positions of liquidity and financing of the Itaú Unibanco Conglomerate’s companies;

c.	discuss and monitor the allocation and structure of the capital (economic, regulatory and rating);

d.	recommend limits in the allocation of capital considering return on the risk and ensuring adherence to regulatory requirements; and

e.	review the performance and allocation of capital in relation to the levels of risk.

3.1.
The Committee may engage outside consultants, ensuring the preservation of integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

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4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

______________________________________________________

ATTACHMENT III

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE
INTERNAL CHARTER

1.
CHARTER – The functioning of the Appointments and Corporate Governance Committee  (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions within the scope of the Board of Directors on matters relating to governance of the company, the Committee being responsible for the following assignments:

I.	With respect to Corporate Governance guidelines:

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a.
On the basis of criteria pre-established by the Board of Directors, analyze and express an opinion on situations of potential conflict of interests between Board members and companies comprising the components of the Itaú Unibanco Conglomerate, more particularly:

(i)
situations arising from the outside activities conducted by Board Directors such as the participation of members of the Board or the Board in statutory bodies of other companies which are not components of the Itaú Unibanco Conglomerate; and

(ii)	transactions between Board Directors and companies which are components of the Itaú Unibanco Conglomerate;

b.	propose the allocation of the aggregate compensation set by the General Meeting among Board Members;

c.	whenever deemed convenient, recommend to the Board of Directors changes in the make-up of the Board of Directors and the Committees which are subordinated to it; and

d.	whenever deemed convenient, recommend to the Board of Directors changes in the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

II.	With respect to guidelines for selection and appointment:

a.
identify, analyze and propose candidates to the Board of Directors for introduction to the General Meeting, determining if the candidate  shall be considered, if elected,  an internal, outside or independent director;

b.
periodically review the criteria for defining an independent, internal or outside director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board Director in the light of the new criteria for independence which may eventually be established;

c.	evaluate the functioning of the Board of Directors;

d.	discuss and make recommendations on the succession of the Chairman of the Board of Directors;

e.	discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;

f.	discuss and make recommendations on the succession of the Chief Executive Officer; and

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g.
assist in the identification of the Board Directors qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, it being incumbent on the Committee specifically to provide an opinion on independence and financial specialization to the Audit Committee.

III.	With respect to the guidelines for appraisal:

a.	recommend processes for appraising the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer; and

b.	give methodological and procedural support to the appraisal of the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

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5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

______________________________________________________

ATTACHMENT IV

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

COMPENSATION COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Compensation Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and encourage discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments:

a.	discuss and analyze the existing models of compensation for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury area);

b.	propose a compensation package for the Company’s Chief Executive Officer for Board of Director approval;

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c.
evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and for the Executive Vice Presidents of Banco Itaú BBA S.A., including fixed and variable salaries, benefits and long-term incentives; and

d.
evaluate the impacts of National Monetary Council (“CMN”) Resolution  3.921/2010 and other legislation relative to existing compensation in countries in which the Company’s subsidiaries operate, proposing measures necessary for these norms to be complied with.

3.1.
The Committee may engage outside consultants, ensuring the preservation of integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.	In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

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5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.
_________________________________________

ATTACHMENT V

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

STRATEGY COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Strategy Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I.	With respect to the strategic guidelines:

a.	support the Board of Directors in the discussion with the Board on strategic guidelines relating to business issues;

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b.	issue reports and recommendations on strategic guidelines, thereby providing support for Board of Directors decisions; and

c.	within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact.

II.	With respect to investment guidelines:

a.	review investment opportunities presented by the Board and which have a significant impact on the business; and

b.	issue reports and recommendations on the investment opportunities presented, supporting Board of Directors discussions and decisions.

III.	With respect to budgetary guidelines:

a.	propose budgetary guidelines to the Board of Directors;

b.	conduct an in-depth discussion with the Board in order to set budgetary guidelines;

c.	following discussion with the Board, recommend an opinion to the Board of Directors on the budget for the current year; and

d.	advise and support the Chief Executive Officer on the monitoring of the corporate strategy for the budget.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.
SUB-COMMITTEE FOR ECONOMIC SCENARIOS – The Committee shall constitute a Sub-Committee for Economic Scenarios (“Sub-Committee”), which shall supply macroeconomic inputs to the Committee, thus supporting the latter’s reflection on the definition of investment and budgetary strategy.

4.1.	The Sub-Committee shall be made up of executives from the Company and from its controlled companies with a high degree of expertise in the subject.

5.	MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

5.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

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5.2.	The convening notice is waived for a meeting where all members of the Committee attend.

5.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

5.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

5.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

5.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

5.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

6.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

6.1.	The members of the Committee are subjected to the same duties as a board director.

7.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

8.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

_____________________________________________________